RADIUS HEALTH, INC.

201 Broadway, 6th Floor

Cambridge, Massachusetts 02139

May 7, 2014

VIA EDGAR Transmission

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:                             Radius Health, Inc.
Registration Statement on Form S-1
Filed February 26, 2014
File No. 333-194150

Dear Mr. Reynolds:

On May 5, 2014, Radius Health, Inc. (the “Company”) submitted a letter requesting that the above-referenced Registration Statement be declared effective on May 7, 2014, at 4:00 p.m., Eastern Time.  The Company’s acceleration request was accompanied by a separate letter delivered to you on the same date from Jefferies LLC and Cowen and Company, LLC, on behalf of the underwriters of the offering, to join in our acceleration request.  By this letter the Company hereby withdraws the original acceleration request.

At this time, in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective May 8, 2014, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.  Please call Peter Kim at (617) 948-6009 to provide notice of effectiveness.

In connection with this request for effectiveness, the Company acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Radius Health, Inc.

		By:	/s/ Robert E. Ward
Robert E. Ward
President and Chief Executive Officer

cc:	Peter Handrinos, Esq.
Shayne Kennedy, Esq.
Peter Kim, Esq.